SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

16 March 2004

NOVO NORDISK A/S (Exact name of Registrant as specified in its charter)

Novo Allé DK- 2880, Bagsvaerd Denmark (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 16 March 2004	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

16 March 2004

Annual General Meeting at Novo Nordisk A/S

At the Annual General Meeting of Novo Nordisk A/S today, the shareholders made the following resolutions:
•	Adoption of the audited Annual Report, including discharge of Management and the Board of Directors from their obligations.
•	Resolution concerning the application of profits according to the adopted audited Annual Report. The dividend will be DKK 4.40 per share of DKK 2, an increase of 22% compared with 2002.
•	Re-election of auditors - PricewaterhouseCoopers and Ernst & Young, Statsautoriseret Revisionsaktieselskab.
•	Changes to the Articles of Association:
Article 3 - modernisation of the objects clause.
Article 4 a) - specification of the Board of Directors’ authorisations to increase the share capital and extension of the Board of Directors’ authorisations from 19 March 2006 to 15 March 2009.
Article 8 e) - change of the notification requirement to the Annual General Meeting to two national daily newspapers.
Article 10 e) - abolishment of the requirement for the approval of the Annual General Meeting in case of the amalgamation of the Company and another company.
Article 12 (3) - abolishment of the provision on discharge of Management and the Board of Directors from their obligations (Management’s and Board of Directors’ exempt from liability).
Article 14 - reduction of the Board of Directors’ term of office from three years to one year.
Article 20 - reduction of the number of auditors from two to one when legislation so permits.
Various linguistic changes to the Articles of Association.

Stock Exchange Announcement No 24 / 2004	Page 1 of 3

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

•	Re-election of all the existing board members elected by the Annual General Meeting: Mads Øvlisen, Kurt Anker Nielsen, Kurt Briner, Niels Jacobsen, Ulf J Johansson, Sten Scheibye and Jørgen Wedel.
•	Authorisation to the Board of Directors, until the next Annual General Meeting, to allow the company to acquire own shares of up to 10% of the share capital and at the price quoted on the date of purchase with a deviation of up to 10%, cf Article 48 of the Danish Companies Act.
•	Authorisation to the Chairman of the Annual General Meeting.

The Board of Directors

Accordingly the Board of Directors of Novo Nordisk comprises:

•	Mads Øvlisen
•	Kurt Briner, director, Switzerland
•	Niels Jacobsen, president and CEO, Oticon Danmark A/S and William Demant Holding A/S
•	Ulf J Johansson, dr tech, Sweden
•	Kurt Anker Nielsen
•	Sten Scheibye, president and CEO, Coloplast A/S
•	Jørgen Wedel, director, US
•	Johnny Henriksen, environmental specialist (employee representative)
•	Anne Marie Kverneland, laboratory technician, (employee representative)
•	Stig Strøbæk, electrician (employee representative).

At a Board Meeting immediately after the Annual General Meeting the Board constituted itself with Mads Øvlisen as chairman and Sten Scheibye as vice chairman.

Further the Board of Directors established an Audit Committee, which will be responsible for a number of tasks such as the oversight of the external auditors and procedures for handling complaints regarding financial reporting matters.

Kurt Anker Nielsen, Niels Jacobsen and Ulf J Johansson were elected as members of the Audit Committee. In addition, Kurt Anker Nielsen was designated as chairman of the Audit Committee, and Kurt Anker Nielsen and Niels Jacobsen were designated as Audit Committee Financial Experts.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,800 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol `NVO’. For more information, visit novonordisk.com.

Stock Exchange Announcement No 24 / 2004	Page 2 of 3

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

For further information please contact:

Media:	Investors:

Outside North America: Mike Rulis Tel (direct): (+45) 4442 3573	Outside North America: Peter Haahr Tel (direct): (+45) 4442 1207

Palle Holm Olesen Tel (direct): (+45) 4442 6175

In North America: Susan T Jackson Tel (direct): (+1) 609 919 7776	In North America: Christian Kanstrup Tel (direct): (+1) 609 919 7937

Stock Exchange Announcement No 24 / 2004	Page 3 of 3

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790